# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: TurnOnGreen, Inc., CIK 0001349706
CUSIP: 45257M106
Title of class of securities: Common Stock, $0.001 par value
Address of issuer's principal executive offices: 1421 MCCARTHY BLVD., MILPITAS, California (CA), 95035
Date of event which requires filing of this statement: 10/07/2025
Amends the filing with accession number 0000921895-25-002640
Filed by CIK 0001399887
Persons authorized to receive notices and communications: Kenneth Schlesinger, Esq., Olshan Frome Wolosky LLP, 1325 Avenue of the Americas, New York, New York (NY), 10019, 212-451-2300

## Reporting persons
- SJC Lending, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 13,501,431; sole dispositive power 0; shared dispositive power 13,501,431; aggregate amount beneficially owned 13,501,431 (7.3% of the class)
- CASPI STEVEN (CIK 0001399887): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 13,501,431; sole dispositive power 0; shared dispositive power 13,501,431; aggregate amount beneficially owned 13,501,431 (7.3% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.001 par value
Name of issuer: TurnOnGreen, Inc.
Address of issuer's principal executive offices: 1421 MCCARTHY BLVD., MILPITAS, California (CA), 95035
Comment: This Amendment No. 1 ("Amendment No. 1") amends the statement on Schedule 13D originally filed by the Reporting Persons on September 30, 2025 (the "Schedule 13D"), and relates to the Common Stock, $0.001 par value, of TurnOnGreen, Inc. Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Schedule 13D. Unless otherwise indicated, each capitalized term used but not defined in this Amendment No. 1 shall have the meaning assigned to such term in the Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and restated as follows:

The aggregate purchase price of the 13,501,431 Shares beneficially owned by SJC were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases is $484,055, including brokerage commissions.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated as follows:

The aggregate percentage of Shares reported beneficially owned by the Reporting Person is based upon 183,983,122 Shares outstanding as of August 11, 2025, which is the total number of Shares outstanding as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 13, 2025.

As of the date hereof, SJC beneficially owned 13,501,431 Shares.

Percentage: Approximately 7.3%

As of the date hereof, Mr. Caspi, as the Manager of SJC, may be deemed to beneficially own the 13,501,431 Shares beneficially owned by SJC.

Percentage: Approximately 7.3%
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) is hereby amended and restated as follows:

SJC:

1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 13,501,431

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 13,501,431

Mr. Caspi:

1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 13,501,431

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 13,501,431
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended and restated as follows:

The transactions in the Shares by each of the Reporting Persons since the filing of the Schedule 13D are set forth in Exhibit 1 and are incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: 1 - Transactions in the Securities of the Issuer Since the Filing of the Schedule 13D

## Signatures
- SJC Lending, LLC: /s/ Steven J. Caspi, Steven J. Caspi, Manager (10/08/2025)
- CASPI STEVEN: /s/ Steven J. Caspi, Steven J. Caspi (10/08/2025)